 Exhibit 99.4

AMERICAS SILVER CORPORATION
145 King Street West, Suite 2870
Toronto, Ontario
 M5H 1J8

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
 May 17, 2017

Meeting Date, Location and Purpose

The Meeting will be held at 10:00 a.m. (Toronto time) on Wednesday May 17, 2017 in the Prince Edward Island Room at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, ON, M5J 1E6, for the following purposes:

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2016 and the auditors’ report thereon;
2.	To elect directors of the Company for the ensuing year;
3.	To reappoint auditors of the Company for the ensuing year at a remuneration to be determined by the board of directors of the Company; and
4.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the sub-section bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular (the “Circular”).  Any capitalized terms not defined in this notice have the definitions as set out in the Circular.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting Materials.

The Company urges shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/agm.asp.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 7, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”
Darren Blasutti
President and Chief Executive Officer